Exhibit 99.4

DISTRIBUTION OF
DIVIDENDS AND RESERVES

The Shareholders’ Meeting of the Bank, which was held in Turin on 3rd May 2007, approved the following proposal for dividend distribution:

–   0.141 euro gross per saving share;

–   0.130 euro gross per ordinary share;

and a further

–   0.250 euro gross for ordinary and saving shares, withdrawn from the Share premium reserve.

The distribution of Share premium reserve is subject to the same tax regime as the distribution of net income.

The aforementioned unit amounts will be paid to shares outstanding on 21st May 2007 – date of presentation of coupon 29 (for ordinary and saving shares) – as of 24th May 2007.

Payments will be made by all the intermediaries adhering to the centralised management system of financial instruments (Monte Titoli S.p.A.).

Intesa Sanpaolo S.p.A.   Parent Bank of the Intesa Sanpaolo Banking Group   Registered in the Register of Banking Groups   Registered Office: Piazza San Carlo 156, Turin, Italy   Share capital euro 6.646.547.922,56   Registration number in the Turin Register of Companies and fiscal code 00799960158, VAT number 10810700152   Member of the Interbank Deposit Guarantee Fund and the National Guarantee Fund   Registration number in the Register of Banks 5361